Exhibit 12.1

Statements re Computation of Ratios

	For the Years Ended December 31,										For the Quarters Ended December 31,
	2003		2002		2001		2000		1999		2004		2003
Interest Expense per Financial Statements	6,762		6,216		6,956		3,095		1,605		2,802		1,173
Interest Expense related to Rent	421		553		548		262		138		0		128

Total Fixed Charges	7,183		6,769		7,504		3,357		1,743		2,802		1,301

Net Income per Financial Statements	58,389		50,422		42,141		42,591		32,014		14,104		10,045
Interest Expense	6,762		6,216		6,956		3,095		1,605		2,802		1,173
Minority Loss	400		1,040		420		0		0		0		291

Total Earnings	65,551		57,678		49,517		45,686		33,619		16,906		11,509

Ratio of Earnings to Fixed Charges	9.1	x	8.5	x	6.6	x	13.6	x	19.3	x	6.0	x	8.8	x